U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

        Cadim Inc. and Cadim Acquisition, LLC
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   (Last)                           (First)             (Middle)

        800 Square Victoria, Bureau 4400, Case postale 118
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                                    (Street)

        Montreal,       Quebec          H47 1B7
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

        Prime Group Realty Trust (PGE)

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

        April 2002

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5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
                                                                                                     (1)

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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                            (Print or Type Response)                Page 1 of 3

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

                                                                                                                      10.
                                                                                                            9.        Owner-
                                                                                                            Number    ship
                                                                                                            of        Form
                    2.                                                                                      Deriv-    of
                    Conver-                    5.                              7.                           ative     Deriv-  11.
                    sion                       Number of                       Title and Amount             Secur-    ative   Nature
                    or                         Derivative    6.                of Underlying        8.      ities     Secur-  of
                    Exer-             4.       Securities    Date              Securities           Price   Bene-     ity:    In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)     of      ficially  Direct  direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------     Deriv-  Owned     (D) or  Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount     ative   at End    In-     ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or         Secur-  of        direct  Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date      Expira-           Number     ity     Month     (I)     ship
Security            Secur-   Day/     ------   ------------  Exer-     tion              of         (Instr. (Instr.   (Instr. (Instr
(Instr. 3)          ity      Year)    Code V    (A)     (D)  cisable   Date      Title   Shares     5)      4)        4)      4)
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
Units representing
partnership
interests
in Prime Group
Realty, L.P.                                                                     Common
("Common Units")     (2)     04/30/02  J(3) V  3,972,447      04/30/02  N/A      Shares  3,972,447  $8.35   3,972,447  1      (4)
====================================================================================================================================
Explanation of Responses:
(1)  As reported in the Form 3, dated September 4, 2001, filed by the Reporting Persons, in connection with a Memorandum of
     Understanding (the "MOU") with Primestone Investment Partners L.P. ("Primestone") and certain other parties as stated
     therein (the "PGI Parties"), the Reporting Persons may have been deemed to be the beneficial owners of 7,944,893 Common
     Units held by Primestone and certain other Common Units and certain Common Shares of Prime Group Realty Trust into which the Common Units are convertible, all as identified in that Form 3 for purposes of Section 16 of the Securities Exchange
     Act of 1934, as amended (the "Exchange Act"). On October 10, 2001, Cadim and the PGI Parties agreed that the MOU was of no further force and effect. On November 19, 2001, the Reporting Persons entered into a participation agreement with Vornado
     PS, L.L.C., a Delaware limited liability company ("Vornado PS") and Vornado Realty L.P., a Delaware limited partnerhip
     ("Vorando"), with respect to certain loans held by Vornado in which Primestone had defaulted and certain other matters, which Loans were secured by a pledge of the borrower's Common Units. Pursuant to this participation agreement, the
     Reporting Persons acquired a 50% interest in such loans, including the right to 50% of any Common Units or Common Shares acquired as a result of a credit bid in a foreclosure auction. On April 30, 2002, Vornado acquired 7,944,893 Common Units on behalf of themselves and the Reporting Persons at a foreclosure auction at a price of $8.35 per Common Unit, which amount was paid by application of a portion of the borrower's indebetedness. The Reporting Persons disclaim any pecuniary interest in the 3,972,446 Common Units to which Vornado PS and Vornado are entitled as a result of the foreclosure auction. The 7,944,893 Common Units acquired in the foreclosure auction are derivative securities of the 7,944,893 Common
     Units held by Primestone reported on the Form 3.

(2)  As indicated in (1) above, the Common Units are exchangeable on a one-for-one basis for Common Shares or, at the option of
     Prime Group Realty Trust, cash.

(3)  Vornado PS and Vornado acquired 7,944,893 Common Units on behalf of themselves and the Reporting Persons at the foreclosure auction held on April 30, 2002. The Reporting Persons disclaim any pecuniary interest in the 3,972,446 Common
     Units to which Vornado PS and Vornado are entitled as a result of the foreclosure auction. Pursuant to Section 16 of the
     Exchange Act, the Common Units so acquired are exempt from Section 16(b) thereof because the acquisition of these Common
     Units was in good faith in connection with a debt previously contracted.

(4)  The direct rights to receive 50% of the Common Units or Common Shares into which the Common Units are convertible is held by Cadim Acquisition, LLC., a limited liability company for which the sole member is Cadim Holdings U.S., Inc. Cadim inc. is the parent of Cadim Holdings U.S., Inc.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


  See page 3 of 4 (signature page)                            May 10, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Dated: May 10, 2002

                            CADIM INC.

                        By: /s/ Richard Dansereau
                            -------------------------------------------
                            Title:   Vice President, Investments

                        By: /s/ Line Lefebvre
                            -------------------------------------------
                            Name:    Line Lefebvre
                            Title:   Vice President, Finance and Administrator



                            CADIM ACQUISITION, LLC

                            By:      CADIM HOLDINGS U.S. INC.,
                            its sole member

                        By: /s/ Richard Dansereau
                            -------------------------------------------
                            Name:    Richard Dansereau
                            Title:   Vice President

                        By: /s/ Line Lefebvre
                            -------------------------------------------
                            Name:    Line Lefebvre
                            Title:   Vice President


                                                                Page 3 of 3